Via EDGAR

November 14, 2017

Ms. Shannon Sobotka
Staff Accountant
Office of Real Estate and Commodities
100 F Street, NE
Washington, DC 20549

Re: Strategic Realty Trust, Inc. (the “Company”)
Form 10-K for fiscal year ended December 31, 2016
Filed March 24, 2017
File No. 000-54376
Dear Ms. Sobotka:
We are writing to address the comment letter dated November 1, 2017, regarding the above-referenced filing. For your convenience, we have reproduced the comments below, along with our responses.
Form 10-K for fiscal year ended December 31, 2016
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Funds From Operations, page 45

1.
We note that your funds from operations (“FFO”) reconciliation adjusts for amortization of in-place leases and other intangibles, which is inconsistent with the FFO measure as defined by NAREIT. In future filings, please revise to remove this adjustment and confirm that your FFO measure is as defined by NAREIT. Alternatively, please rename your non-GAAP measure (e.g., adjusted FFO attributable to common shares and Common Units), and reconcile net income (loss) to FFO as defined by NAREIT and FFO to your adjusted measure.

RESPONSE: The Company’s FFO reconciliation adjustment of amortization of in-place leases and other intangibles includes only amortization of in-place leases and initial leasing costs, which is consistent with NAREIT’s definition of FFO. Per NAREIT’s white paper on Funds From Operations, dated April 2002, NAREIT urges all member companies reporting FFO to add back only those items that are uniquely significant to the real estate industry. Examples of items that should be added back include real property depreciation, amortization of capitalized leasing expenses, tenant allowances or improvements, and the like. The Company confirms that for clarity it will revise the description of this adjustment to “Amortization of in-place leases and leasing costs” in future periodic filings.
Notes to Consolidated Financial Statements
Note 5. Variable Interest Entities, page F-21

2.
We note that you consolidate the Gelson’s joint venture and the 3032 Wilshire joint venture, which are variable interest entities in which you are the primary beneficiary. Please provide us with your detailed analysis discussing your basis in consolidating the joint ventures, and cite the accounting literature relied upon.

RESPONSE: We are addressing the analysis of both investments in aggregate as the structures and/or components of such joint venture arrangements are materially identical.
In determining the accounting treatment for the Gelson’s joint venture and the 3032 Wilshire joint venture (collectively the “Joint Ventures”), the Company relied upon ASC 810, Consolidations, as amended by ASU 2015-02, Consolidations (Topic 810) Amendments to the Consolidations Analysis (“ASU 2015-02”).
The Company evaluated the Joint Ventures and concluded that they represented variable interest entities (“VIE” or “VIE’s”) due to the fact that holders of the equity at risk lack the power, through voting or similar rights, to direct the activities of the

Joint Ventures that most significantly impact the performance of the Joint Ventures. (ASC 810-10-15-14b.1.) The Company was the only member to contribute equity to the Joint Ventures, and therefore the only member with at risk equity. Based on this fact, the Company concluded the Joint Ventures were variable interest entities.
The Company then considered whether they were the primary beneficiary of the VIE identified above.
The Company would have the controlling financial interest in the VIE if it has both of the following characteristics:

a.	The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance

b.
The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The quantitative approach described in the definitions of the terms expected losses, expected residual returns, and expected variability is not required and shall not be the sole determinant as to whether a reporting entity has these obligations or rights. (ASC 810-10-25-38A)

While the Company is not the managing member of the Joint Ventures, it maintains voting rights related to all significant decisions that most significantly affect its economic performance, including but not limited to, the approval of development plans, annual operating budgets, approval of all leases, and any decision to list or sell an asset. These specific voting rights alone however, were not determined to give the Company the “power to direct” the activities as they are shared powers, 50/50, requiring consent between the Company and managing member. In addition, the Joint Venture operating agreements contain a “right of first offer” clause which allows the Company the first option to acquire the properties from the Joint Ventures prior to disposition. The Company also considered other factors such as being involved in the design of the overall structure of the Joint Ventures, its role in identifying and negotiating the terms of the financing for the acquisitions, and the fact it was the only member who contributed capital to the Joint Ventures. The Company has exposure to absorb any potential losses of the Joint Ventures, as they are the only member that contributed capital for the initial funding of the Joint Ventures. Additionally, the Company has the right to receive benefits from the Joint Ventures. Under the terms of the Joint Venture agreements, the Company is first in line to receive any distributions from the Joint Ventures until its capital contribution and any preferred returns have been paid out. Until the Company has been paid these amounts, the other member will not share in any profits of the Joint Ventures. After the Company is fully repaid its capital contributions and preferred returns, the profits and losses of the Joint Ventures will be shared 50/50 amongst the members.
Based on the foregoing, the Company concluded that it was the primary beneficiary of the Joint Ventures which were both variable interest entities and should consolidate these entities for financial reporting under U.S. GAAP.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Terri Garnick
Terri Garnick
Chief Financial Officer